1001 West Fourth St. Winston-Salem NC 27101-2400 t 336 607 7300 f 336 607 7500 www.KilpatrickTownsend.com

January 13, 2014	Jeffrey T. Skinner direct dial 336 607 7512 direct fax 336 607 7500 JSkinner@KilpatrickTownsend.com

VIA EDGAR

Securities and Exchange Commission
Filing Desk
100 F Street, NE
Washington, DC 20549

Re:	BPV Family of Funds (the “Trust”) (File Nos. 333-175770 and 811-22588) on behalf of the BPV Low Volatility Fund (the “Fund”), a series of the Trust

Ladies and Gentlemen:

At the request of Ms. Deborah O’Neal-Johnson of the Division of Investment Management, this letter is being submitted to the Securities and Exchange Commission (the “Commission”) as correspondence.  This letter is in response to oral comments received from Ms. O’Neal-Johnson on December 17, 2013 in connection with the review of Post-Effective Amendment No. 7 to the Trust’s Registration Statement on Form N-1A, filed electronically on November 18, 2013.  Set forth below is a summary of Ms. O’Neal-Johnson’s oral comments and the Trust’s responses thereto.

In addition to responding to comments received from Ms. O’Neal-Johnson, please note that the Trust has also revised the SAI filed with Post-Effective Amendment No. 7 to remove disclosures related to series of the Trust other than the Fund (i.e., the previously filed SAI contained information for all series of the Trust, but the enclosed filing includes disclosures only for the Fund).  Notwithstanding the foregoing, please note that the SAI filed herewith includes the same disclosures for the Fund as the prior filing, except for changes in response to Ms. O’Neal-Johnson’s comments detailed below.

Pursuant to (1) the Securities Act of 1933, as amended and Rule 485(b) thereunder; (2) the Investment Company Act of 1940, as amended; and (3) Regulation S-T, we are enclosing with this correspondence for filing on behalf of the Trust Post-Effective Amendment No. 9 to the Trust’s Registration Statement, incorporating responses to the comments described below (the “Amendment”). In accordance with Rule 485(b)(4), the Trust represents that the Amendment does not contain disclosures that would render the Amendment ineligible to become effective pursuant to Rule 485(b).

Prospectus

Comment 1:         Given that the Fund will not charge a sales load, please remove the parenthetical explanation of sales loads in the applicable line of the fee table.

Trust Response:  The Fund has removed the parenthetical explanation.

Comment 2:         With respect the Fund’s risk disclosure regarding fixed income risk, add disclosure regarding credit risk.

Trust Response:  The relevant disclosure has been revised and now reads as follows (marked indicating deletions, and with new text underlined):

Fixed Income Securities Risk. ~~If the~~ An economic downturn or an increase in interest rates may have a negative or adverse effect on an issuer’s ability to timely make payments of principal and interest. In addition, the Fund’s fixed income investments are subject to credit risk, which is the risk that a specific issuer of a fixed income security ~~in which the Fund is invested~~ may default on its obligations to securityholders. If an issuer fails to make timely interest and/or principal payments, then the Fund’s current income will be adversely affected and reduced.

Fixed Income Securities Risk. The Fund may invest in fixed income securities. An economic downturn or an increase in interest rates may have a negative or adverse effect on an issuer’s ability to timely make payments of principal and interest. ~~If the~~ In addition, the Fund’s fixed income investments are subject to credit risk, which is the risk that a specific issuer of a fixed income security may default on its obligations to securityholders. If an issuer fails to make timely interest and/or principal payments, then the Fund’s current income will be adversely affected and reduced.

Comment 3:        The Fund discloses risks related to investments in REITs and MLPs; however, there is no description of REITs or MLPs in the Fund’s strategy disclosure. Either supplement the strategy disclosure to add REITs and MLPs, or remove this risk disclosure.

Trust Response:  The Fund has removed risk disclosure related to REITs and MLPs.

Comment 4:         Please add the disclosure on page 6 of the prospectus regarding the range of the Fund’s ratio of debt to equity investments to the prior summary section of the prospectus.

Trust Response:  The Fund has duplicated this disclosure on page 3 of the prospectus.

Comment 5:        In the disclosure regarding “High Yield Bond Risk” on page 7 of the prospectus, please add disclosure regarding the speculative nature of high yield bonds.

Trust Response:  The Fund has revised the first sentence of the risk factor as follows:

High Yield Bond Risk. High-yield bonds, or “junk” bonds, are bonds rated below investment-grade by the primary rating agencies, such as Standard & Poors, Fitch and Moody’s, or are unrated bonds of similar quality, and are considered speculative with respect to the issuer’s ability to make continuing principal and interest payments.

Comment 6:        Confirm that the Fund’s policies and procedures with respect to disclosure of the Funds’ portfolio securities are not available on the Funds’ website.

Trust Response:  The Fund’s policies and procedures with respect to disclosure of portfolio securities are not available on the Fund’s website.

Comment 7:         On page 10 of the prospectus, supplement the disclosure regarding the availability of the discussion regarding the Board of Trustees’ basis for approving the Fund’s advisory agreements by indicating which annual or semi-annual report will contain the discussion.

Trust Response:  This disclosure has been revised to indicate that the discussion will be available in the Fund’s annual shareholder report for the period ending March 31, 2014.

Comment 8:         Confirm the Trust’s privacy notice, as filed with the prospectus, is current.

Trust Response:  The privacy notice is current.

SAI

Comment 9:        Disclosure on page 13 of the SAI indicates that the Fund may participate in short investments. Confirm that interest expenses from these activities will be captured in the respective Fund’s “Other Expenses”, as disclosed in the fee table in the prospectus.

Trust Response:  Interest expenses related to short selling will be captured in “Other Expenses”.

Comment 10:       Under the fundamental restrictions on pages 14 and 15 of the SAI, the Funds have the following restriction No. (8): “With respect to 75% of its total assets, a Fund may not: (i) purchase 10% or more of the outstanding voting securities of any one issuer; or (ii) purchase securities of any issuer if, as a result, 5% or more of the Fund’s total assets would be invested in that issuer’s securities.  This limitation does not apply to obligations of the United States Government, its agencies, or instrumentalities.  Additionally, each Fund will limit the aggregate value of holdings of a single industry or group of industries (except U.S. Government securities and cash items, as such terms are used in Section 3 of the 1940 Act) to a maximum of 25% of the Fund’s total assets.”

The staff believes that the exception of “cash items” in the final sentence of the restriction may be impermissible. However, the staff understands that these fundamental restrictions are already in place for the series of the Trust other than the Fund (the BPV Core Diversification Fund and the BPV Wealth Preservation Fund), and can only be changed by shareholder vote. Accordingly, please represent to the staff that upon the next occurrence of an event requiring a vote of the Funds’ shareholders, the Trust will additionally request that shareholders approve a revision to fundamental restriction No. (8) to remove “cash items”.

Trust Response:  Because the SAI has been modified to be solely for the Fund, fundamental restriction No. (8) has been revised with respect to the Fund to read as follows:

With respect to 75% of its total assets, a Fund may not: (i) purchase 10% or more of the outstanding voting securities of any one issuer; or (ii) purchase securities of any issuer if, as a result, 5% or more of the Fund’s total assets would be invested in that issuer’s securities.  This limitation does not apply to obligations of the United States Government, its agencies, or instrumentalities.  Additionally, each Fund will limit the aggregate value of holdings of a single industry or group of industries (except U.S. Government securities ~~and cash items~~, as such term~~s are~~ is used in Section 3 of the 1940 Act) to a maximum of 25% of the Fund’s total assets.

Furthermore, the Trust hereby represents that upon the next occurrence of an event requiring a vote of the Core Diversification Fund’s and the Wealth Preservation Fund’s shareholders, shareholders will be asked to approve a revision to fundamental restriction No. (8) to remove “cash items”.

Comment 11:      Please file the Fund’s advisory agreements and expense limitation agreement as exhibits to the registration statement prior to the effective date of the registration statement.

Trust Response:  The Fund’s advisory agreements and expense limitation agreement are being filed simultaneously with, and as exhibits to, the Amendment.

*  *  *  *  *

In submitting this correspondence and the Amendment, the Trust acknowledges that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment; (ii) staff comments or changes to disclosure in response to staff comments in the Amendment reviewed by the staff do not foreclose the Commission from taking any action with respect to the Amendment; and (iii) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any persona under the federal securities laws of the United States.

Please contact Jeffrey T. Skinner at (336) 607-7512 with any questions or comments regarding this filing.

Sincerely,

/s/ Jeffrey T. Skinner

Jeffrey T. Skinner

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